Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (No. 333-249639) on Form S-1, Registration Statement (No. 333-178840) on Form S-8 and Registration Statement (No. 333‑235767) on Form S-3 of The LGL Group, Inc. of our report dated April 17, 2023, relating to the consolidated financial statements, of The LGL Group, Inc., appearing in this Annual Report on Form 10-K of The LGL Group, Inc. for the year ended December 31, 2022.

As discussed in Notes 2, 4 and 5 to the financial statements, the 2022 financial statements have been restated for a change in reportable segments and a change in accounting principle. We have not audited the adjustments to the 2022 financial statements to retrospectively reflect the change in reportable segments and the change in accounting principle, as described in Notes 2, 4 and 5.

/s/ RSM US LLP

Orlando, Florida

April 1, 2024